Exhibit 99.1

2 June 2010

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries SE
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Registration number: 34106455
Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands
Telephone: 31-20-301 3826
Fax:           31-20-404 2544
_____________________

Dear Sir
Results of Extraordinary General Meeting
We advise that the resolution set out in the Notice of the Extraordinary General Meeting dated 21 April 2010 was carried at the Extraordinary General Meeting of the company held today in Amsterdam, The Netherlands. A total of 58.43% of securities were voted, with 99.59% of the votes cast in favour of the resolution.
A number of steps set out in the Explanatory Memorandum are still to be completed before the transformation of the company to an Irish Societas Europea company can take effect. The company will advise the market when these steps have been completed.
Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Re-Domicile Proposal	252,851,586	896,822	153,014
Yours faithfully
/s/ Robert Cox
James Hardie Industries SE
Robert Cox
General Counsel and Company Secretary